Exhibit 1.1

KongZhong Corporation Announces Results of 2016 Annual General Meeting

Beijing, China, December 15, 2016- KongZhong Corporation (NASDAQ: KZ), a leading provider of digital entertainment services for consumers in the PRC, today announced the results of its 2016 Annual General Meeting which was held on December 15, 2016 in Beijing, China. Its shareholders have adopted several resolutions.

The shareholders of KZ voted to: (1) Re-elect Leilei Wang as a Director for an additional three-year term; (2) Re-elect Xiaoxin Chen as an Independent Director for an additional three-year term, and; (3) Reappoint Deloitte Touche Tohmatsu as the Company’s independent auditor for the fiscal year 2016.

For more detailed information regarding these resolutions, please review the 2016 Annual General Meeting Notice posted at ir.kongzhong.com.

About KongZhong:

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq in 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across 4 cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com.

KongZhong Contacts

Investor Contact

Jay Chang

CFO

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Huawei

Public Relations

Tel: (+86-10) 8857 6000

E-mail: chenxingran@kongzhong.com